Exhibit 99.1

Qifu Technology, Inc. Announces Completion of Offering of US$690 Million Cash-par Settled Convertible Senior Notes

SHANGHAI, China, March 27, 2025—Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced the completion of its offering of convertible senior notes (the “Notes Offering”) in an aggregate principal amount of US$690 million due 2030 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$90 million principal amount of the Notes. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The Company plans to use the net proceeds from the Notes Offering for repurchasing the American depositary shares (“ADSs”) and/or class A ordinary shares of the Company concurrently with the pricing of the Notes Offering and from time to time after the pricing of the Notes Offering pursuant to a newly established share repurchase plan (the “March 2025 Share Repurchase Plan”) authorized by the board of directors of the Company. The March 2025 Share Repurchase Plan will run in addition to the Company’s existing share repurchase plan announced in November 2024.

The Company expects the offering to be immediately accretive to 2025 earnings per ADS upon closing, facilitated by (i) the execution of the repurchase of ADSs concurrently with the pricing of the Notes Offering with an aggregate value of approximately US$230 million from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent, and (ii) the cash-par conversion settlement mechanism of the Notes.

The Notes will be general unsecured obligations of the Company and bear interest at a rate of 0.50% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025. The Notes will mature on April 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

The initial conversion rate of the Notes is 16.7475 ADSs, per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$59.71 per ADS.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the class A ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof have not been registered under the Securities Act, or any securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Qifu Technology

Qifu Technology is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Safe Harbor Statement

Any forward-looking statements contained in this press release are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the Credit-Tech industry, governmental policies relating to the Credit-Tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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